UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposition of Hunan 39 Pu Tea Co., Ltd.

On August 3, 2022, Bit Brother Limited (the “Company”) and Guangzhou Baogu Trading Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase 51% of the issued and outstanding shares of Hunan 39 Pu Tea Co., Ltd., a PRC limited company (“39 Pu”), which is controlled by the Company through a series of contractual agreements (the “VIE Agreements”), in exchange for cash consideration of RMB 8 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the majority shareholder of 39 Pu and as a result, assume all assets and liabilities of 39 Pu. A copy of the Disposition SPA is attached hereto as Exhibit 99.1.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from Asia-Pacific Consulting and Appraisal Limited, and all consents required to be obtained from or made with any governmental authorities.

The Disposition closed on August 4, 2022.

Below is the Company’s organizational structure chart prior to the consummation of the Disposition.

Below is the Company’s organizational structure chart after the consummation of the Disposition.

Exhibit No.	Description

99.1	Share Purchase Agreement dated August 3, 2022 by and between the Company and Guangzhou Baogu Trading Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2022

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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